

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Douglas Murphy-Chutorian, M.D.
Chief Executive Officer
Semler Scientific, Inc.
2330 NW Everett St.
Portland, OR 97210

> **Re:** **Semler Scientific, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 10, 2013**
> **CIK No. 1554859**

Dear Dr. Murphy-Chutorian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Artwork

1. Please note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Additionally, it is not appropriate to highlight key product features in your artwork without balancing the presentation to highlight key product limitations and/or competitive disadvantages. Please revise your graphics accordingly.

General

2. We note your disclosure on page 40 that your primary competitor is a standard blood pressure cuff ABI device. Please clarify here if your product is a blood pressure measurement device or if it does something in addition to measuring blood pressure. If your product does something different, explain more clearly why you have not discussed other types of competitors.

3.   We note disclosure throughout that your product has not been approved for reimbursement under any third-party payor code and that you do not intend to provide coding advice. Please explain more fully in the summary, business and risk factors sections what you mean by "coding advice" and why you would not seek to provide it if it would help obtain reimbursement approval.

4.   In this connection, it is unclear why you will be more vulnerable to coverage and reimbursement limitations imposed by CMS as the Medicaid eligible population grows.

Business Overview, page 1

5.   We note that the first paragraph of your business overview prominently highlights your revenues for past periods. Please balance your disclosure by also disclosing your net losses for these same periods.

Market Overview, page 2

6.   It is not clear why the Health Care Reform law represents an opportunity for you. Please clarify and in doing so explain what fee for service programs are versus capitated programs, in addition to explaining who pays a monthly fee per patient. Clarify why it is more or less desirable to have a payment that is "higher for sicker patients" and who benefits from higher or lower payments.

7.   In this connection, explain "coding systems" and "risk adjustment."

Implications of Being an Emerging Growth Company, page 5

8.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

9.   Your decision to avail yourself of the JOBS Act provisions permitting an extended period to adopt new accounting standards is revocable. Please revise accordingly. Note that if you later decide to opt out of the extended period for adopting new accounting standards, you would need to disclose that decision and it would be irrevocable.

10.   Please revise to clarify that your ability to avail yourself of the extended adoption period for new or revised accounting pronouncements is also subject to the limits described in the penultimate paragraph on page 6. In addition, clarify that even when you cease to be

an emerging growth company you may still enjoy reduced reporting obligations insofar
as you remain a smaller reporting company.

Risk Factors, page 10

11.   We noted disclosures on page 19 that "In addition, the JOBS Act provides that an
        emerging growth company can take advantage of an extended transition period for
        complying with new or revised accounting standards. This allows an emerging growth
        company to delay the adoption of these accounting standards until they would otherwise
        apply to private companies. We have irrevocably elected to avail ourselves of this
        exemption and, therefore, we will not be subject to the same new or revised accounting
        standards as other public companies that are not emerging growth companies". Please
        state in your risk factors that, as a result of this election, your financial statements may
        not be comparable to companies that comply with public company effective dates. Also,
        include a similar statement in your critical accounting policy disclosures.

Our product…, page 12

12.   Please revise your disclosure here and on pages 44-45 to clarify whether to your
        knowledge your customers have been denied reimbursement by Medicare and/or
        Medicaid.

Capitalization, page 30

13.   "Cash and cash equivalents" is not a component of capitalization as applicable to this
        disclosure. Please revise to remove that caption from the presentation of capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

Results of Operations, page 32

Revenue, page 32 and 33

14.   We note that you attribute the increase in revenues to both an increase in volume of units
        rented and average price per rental. In light of the significant increase in revenues, your
        Management's Discussion and Analysis disclosure appears broad and does not provide a
        thorough analysis that provides readers a view of the company through the eyes of
        management. When individual line items disclosed in your statements of operations
        significantly fluctuate in comparison to the comparable prior period, management should
        quantify and disclose the nature of each item that caused the significant change. For
        example, please quantify each material factor, i.e. such as price changes and / or volume
        changes, separately disclose the effect on operations attributable to each factor causing
        the aggregate change from year to year and disclose the nature of or reason for each
        factor causing the aggregate change. Your revised analysis should discuss the underlying

material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results.

Cost of Revenue, page 33

15.   In a related matter, we also noted you disclosed several factors affecting the increase in your cost of revenue. Please quantify these factors and explain the reason for each factor causing the aggregate change as well as any known or expected future impact of such factors on your operations. Also, tell us what you meant by the disclosures on page 34 that "there was a lower rate of depreciation per (rental) unit per month".   Reconcile the referenced disclosures with your accounting policy for "Assets for Lease" at page F-7 which indicates these assets are depreciated on a straight-line basis over 36 months for the units outstanding.

Business, page 37

16.   Based on publicly available filings contained on FDA's website, it appears that Advanced Vascular Dynamics and Herbert J. Semler submitted a 510(k) application, dated December 21, 2009, for the FloChec System. With a view to revised disclosure, please tell us about your relationship, if any, with Advanced Vascular Dynamics. Please also revise to disclose briefly the history of your technology development.

Use of Proceeds, page 26

17.   To the extent possible, please identify more specifically your immediate term working capital and general capital needs, so an investor has a clearer picture of your intended use of proceeds.

Sources of Revenues and Expenses, page 31

18.   Please explain in more detail what you mean when you say the revenue is recognized as earned, "normally" on a month-to-month basis. Also, does any of your revenue relate to the number of procedures performed?

Factors Affecting Future Results, page 32

19.   Please confirm your belief that reimbursement status and the 2.3% health care device tax will not affect your future revenues or revise.

Liquidity and Capital Resources, page 34

20.   Please address anticipated sources and uses of capital in light of current and anticipated needs.

Market Opportunity, page 38

21.   We note the inclusion of third-party data in the prospectus, such as the market data from the SAGE Group and others. Please provide us with copies of the sources of this data, clearly marking the relevant sections of the reports that support the data you have included in the prospectus and the page number of your prospectus where such data has been used. Also, please tell us whether you commissioned data for use in connection with the registration statement.

22.   In this connection, please ensure that all statements about the market or other data are supported by such third party data or identify those statements as management's belief.

Manufacturing, page 40

23.   Please revise to identify the independent contractor who manufactures your sole commercialized product and file the service and supply agreement as a material contract.

Research and Development Program, page 40

24.   Please revise to describe in greater detail the "certain results" that you reference in the first full paragraph on page 41 and provide us with copies of the white papers. Also, please revise to clarify how you determined that these results are "frequently concordant" with other ABI and imaging studies. Please identify the studies used in your comparison and provide us with copies.

Patents and Licenses, page 41

25.   Please revise to disclose the term of your patent and patent applications. Please refer to Regulation S-K, Item 101(h). We also note your disclosure on page 21 indicating that third parties, including employees and independent contractors, may claim ownership of your intellectual property. Please also tell us whether any third parties, including employees/contractors who have not executed assignments, have an ownership interest in the referenced patent and patent applications.

Employees, page 46

26.   To the extent that Dr. Murphy-Chutorian is not an employee prior to effectiveness of the registration statement, please revise to disclose why he is not an employee and disclose, as applicable, any risks associated with your having a chief executive officer who is not also an employee.

Summary Compensation Table, page 51

27.   Please revise the table to disclose all plan compensation earned by Dr. Murphy-Chutorian for all services rendered in all capacities to you during 2012 or advise. Refer to

Regulation S-K, Item 402(m). In this regard, please disclose all consulting fees earned by Dr. Murphy-Chutorian during fiscal year 2012, including those fees earned prior to his appointment as your chief executive officer, or advise.

Security Ownership.., pg. 55

28.   Please revise to disclose the natural person or persons with voting and/or dispositive control over the shares beneficially owned by GPG SSF Investments.

Certain Relationships and Related Transactions, pg. 57

29.   Please revise your disclosure on page 60 to add an appropriate heading concerning consulting fees earned by Dr. Murphy-Chutorian in past years.

Semler HealthPerks, Inc., pg. 60

30.   Please revise to describe briefly the business of Semler HealthPerks, Inc. Also, based on your disclosure on page 61 it appears that the loan to Semler remains outstanding. To the extent that the loan is outstanding, please provide us an analysis of whether you would comply with section 402 of the Sarbanes-Oxley Act of 2002 upon the filing of a registration statement.

Director Loan Guarantees, pg. 61

31.   Please revise to provide disclosure about these transactions as required by Regulation S-K, Item 404.

Index to Financial Statements, page F-1

Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2012 and 2011, page F-5

32.   We note this statement includes redeemable convertible preferred stock presented as temporary equity in your December 31, 2012 balance sheet. Given that fact, please tell us why this statement is titled "Statements of Stockholders' Equity (Deficit)".   Also, given disclosures in this statement, tell us why page F-16 indicated that $611 thousand of offering costs for the redeemable convertible preferred stock were charged to additional paid in capital.

Balance Sheets, page F-23

33.   Please tell us how you computed the unaudited pro forma Stockholders' deficit amounts at June 30, 2013 that are presented on this page.

Exhibits

34.   We note your disclosure on page 63 concerning a warrant agreement with the underwriters. Please confirm that you will file this agreement as an exhibit to the registration statement.

35.   We note your disclosure on pages 12 and 40 concerning your supply and distribution agreement with Bard Peripheral Vascular, Inc. Please file the agreement as an exhibit or explain why it is not material to the business.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dennis Hult at (202) 551-3606 or Jay Webb at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Yvan-Claude Pierre, Esq. – Reed Smith LLP